February 3, 2011

Via EDGAR

Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Swift Energy Company
Form 10-K for the Fiscal Year Ended
December 31, 2009
Filed February 26, 2010
File No. 001-08754

Dear Mr. Horowitz:

This letter is in response to your comment letter dated January 6, 2011, regarding the above mentioned filing.  The item below corresponds to the item in your letter and is followed by Swift Energy Company’s (the “Company”) response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 2. Properties

Domestic Proved Undeveloped Reserves, page 13

SEC Comment:

1.
We have considered your response to our prior comment three. Please describe your criteria for classifying a field as a development project and tell us if you consider each of the three fields where 97% of your PUDs were located as of December 31, 2009 to be development projects. We refer you to the guidance related to development projects under Rules 4-10(a)(8), (26) and (31) of Regulation S-X, SEC Release 33-8995 Section II.F, and Compliance and Disclosure Interpretations Questions 108.01 and 131.03 through 131.06 which can be found at http://www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

Company Response:

In our December 15, 2010 response to the Commission’s prior comment three, we did not intend to imply that the Company is currently classifying the three fields mentioned (the Lake Washington field in Southeast Louisiana, the AWP field in South Texas or the Masters Creek/Brookeland fields in Central Louisiana/East Texas) which held 97% of the Company’s pre-2005 PUDs at December 31, 2009, as development projects.  In all future filings however, if the Company is determining whether to classify any of its fields as a development project, it would follow the authorities and interpretations the Commission has cited above.

When the 2009 Form 10-K was filed, our plans included the development of all of the PUD locations recorded at year-end 2009 within five years.  As we discussed with the Staff of the Commission on our January 13, 2011 conference call, the Company had been prevented from drilling the majority of its pre-2005 PUDs due primarily to factors out of the Company’s control.

For instance, in 2004 Hurricane Ivan, along with Hurricane Katrina in 2005 and Hurricane Gustav in 2008, significantly reduced, or in some cases shut down our operations at our Lake Washington field in Louisiana and our Masters Creek/Brookeland field in Louisiana and Texas. These hurricanes substantially disrupted our operations by deferring drilling, completion and facility construction activities, and displacing employees, offices and dock facilities. The impact of the hurricanes caused the Company to repair, rebuild or replace numerous production facilities, gathering systems and infrastructure. The hurricanes that impacted inland water areas also required the Company to systematically re-survey water bottoms across the areas impacted. In all these cases, new five year development drilling plans were established after each hurricane which reflected timing changes beyond the Company’s control.

Additionally, certain physical attributes of many of these wells have significantly delayed development schedules as the Company adheres to well production efficiency and maximization techniques.  For instance, at our Lake Washington field, development timing is controlled by performance of the steeply dipping water-drive reservoirs.  As down structure wells water out, up structure locations are drilled to efficiently drain the reservoirs.  To maximize ultimate recoveries, the down structure wells must water out prior to drilling the up structure proved undeveloped locations. The updated engineering and geologic information relevant to these types of situations are examined each year to determine the appropriate development timing. In this regard, the timing for these development drilling operations are similar to behind pipe recompletion operations.

The pre-2005 PUDs in our AWP field in South Texas remained undrilled primarily due to current and past lack of access to hydraulic fracturing services, rental equipment (primarily completion rigs) and the associated contract services, and delayed due to the physics associated with efficient well development in this area, both factors that are largely out of the Company’s control. During 2009 and throughout 2010, as the Company conducted vertical and horizontal drilling operations in this field, there was limited access to hydraulic fracturing equipment and other completion services, requiring the Company to delay and defer some development drilling. Late in  2010, the Company entered into a two year contract for exclusive hydraulic fracturing services and retained additional drilling rigs for its exclusive use for an extended term in order to address this continuing problem and begin to make up for these delays.

As a result of consideration of all issues raised by the Staff pertaining to this issue and all factors discussed above, the Company expects that the 2010 Reserve Report detailing the reserves of the Company as of December 31, 2010 will not include most of the PUDs that were more than five years old when contained in the 2009 Reserve Report.

Closing Comments:

As requested in your letter to us, Swift Energy Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any additional information be required, or if you have any questions regarding this letter or further comments, please contact our outside securities counsel, Donald W. Brodsky, Baker & Hostetler, LLP, at 713.646.1335.

Sincerely, /s/ Alton D. Heckaman, Jr.
Alton D. Heckaman, Jr. Executive Vice President and Chief Financial Officer

cc:           Securities and Exchange Commission (via facsimile)

Swift Energy Company
Terry E. Swift
Bruce H. Vincent
Robert J. Banks
Steven Tomberlin
Chris Abundis

Baker & Hostetler, LLP
Donald Brodsky